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Exhibit 99.4

Bookham Technology plc

July 4, 2003

        Oxfordshire, UK - July 4, 2003: Bookham Technology plc announces that on July 3, 2003 it received notification from Nortel Networks Limited and Nortel Networks Optical Components Limited (together "Nortel") that the following share movement had taken place relating to its present holding of 61,000,000 ordinary shares in Bookham Technology:

        Following the sale of 30,000,000 ordinary shares in Bookham Technology on July 3, 2003, Nortel now has an interest in 31,000,000 ordinary shares or 15.1% of the current issued share capital. Nortel also continues to hold warrants over 9.000,000 ordinary shares in Bookham Technology.

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  Exhibit 99.4